UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Delta Air Lines, Inc.

(Name of Issuer)

Common Stock

Par value $0.0001 per share

(Title of Class of Securities)

247361702

(CUSIP Number)

Air Line Pilots Association, International

1625 Massachusetts Ave, N.W.

Washington, DC 20036

Attn: Jalmer D. Johnson

(703) 689-2270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No: 247361702 13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Air Line Pilots Association, International
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington, D.C.
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (See Item 5)
14	TYPE OF REPORTING PERSON OO

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to common stock, par value $0.0001 per share (“Common Stock”), of Delta Air Lines, Inc. (“Delta” or the “Issuer”). The Issuer has its principal offices at P.O. Box 20706, Atlanta, Georgia 30320-6001.

Item 2.	Identity and Background.

This Schedule 13D is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the Air Line Pilots Association, International (“ALPA” or the “Reporting Person”). ALPA is an unincorporated association and a “representative” as that term is defined under 45 U.S.C. §151 Sixth of the Railway Labor Act. ALPA is the exclusive bargaining representative of approximately 55,000 pilots at 37 U.S. and Canadian air carriers. ALPA is the bargaining representative for the approximate 7,350 pilots employed by Delta and for the approximate 5,200 pilots employed by Northwest Airlines, Inc. (“Northwest Airlines”), a wholly owned subsidiary of Northwest Airlines Corporation (“Northwest”). Founded in 1931, ALPA is affiliated with the American Federation of Labor - Congress of Industrial Organizations and the Canadian Labour Congress. ALPA’s headquarters is located at 1625 Massachusetts Ave, N.W., Washington, DC 20036.

ALPA is governed by its Constitution and By-Laws. This Constitution provides that ALPA’s President is the union’s chief executive officer with supervisory authority over its affairs and activities. Under the ALPA Constitution, a Master Executive Council (“MEC”) is the ALPA coordinating body for the ALPA-represented pilots at a particular airline. An MEC is composed of pilot representatives from each location where the airline has a base, plus three or four MEC officers, including an MEC Chairman. Each MEC’s authority is governed by, among other things, ALPA’s Constitution and Bylaws.

During the last five years, ALPA has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation by ALPA with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in response to Item 4, on June 27, 2008, ALPA, the Delta Master Executive Council (“Delta MEC”), the Northwest Airlines Master Executive Council (“Northwest MEC”) and Delta entered into the Transaction Framework Agreement (the “TFA”), pursuant to which Delta agreed to issue, subject to the conditions contained therein, and other agreements set forth in the TFA, (a) for the benefit of pilots on the Delta seniority list as of 12:01 a.m. New York time on the day following the date of the closing of the Merger (as defined below) (such pilots, the “Delta Pilot Group”), a number of shares of Common Stock equal to 3.5% of the outstanding equity capitalization of Delta determined on a fully-diluted basis as described in the TFA (“Delta Pilot Shares”), and (b) for the benefit of pilots on the Northwest Airlines seniority list as of 12:01 a.m. New York time on the day following the date of the closing of the Merger (such pilots, the “Northwest Pilot Group” and, collectively with the Delta Pilot Group, the “Eligible Pilots”), a number of shares of Common Stock equal to 2.38% of the outstanding equity capitalization of Delta determined on a fully-diluted basis as described in the TFA (“Northwest Pilot Shares” and, collectively with the Delta Pilot Shares, the “Pilot Shares”). Among other things, the TFA contemplates the parties’ entering into a new collective bargaining agreement in respect of the airline pilots employed by each of Delta and Northwest Airlines, effective as of 12:01 a.m. New York time on the day following the date of the closing of the Merger, subject to the terms and conditions contained in the TFA. The parties entered into such a new collective bargaining agreement, which was separately ratified by the pilots employed by Delta and the pilots employed by Northwest Airlines, and which became effective at 12:01 a.m. New York time on October 30, 2008.

In each case, for purposes of the TFA, the fully-diluted basis is calculated based on the “treasury stock method” of calculating diluted earnings per share under Statement of Financial Accounting Standards No. 128 after giving effect to, among other things, the issuance of Delta Common Stock to Northwest stockholders in connection with the Merger.

The TFA superseded a prior agreement among Delta, the Delta MEC and ALPA, dated as of April 14, 2008 (the “Original TFA”), providing for the issuance of the Delta Pilot Shares.

The merger among Delta, Nautilus Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Delta, and Northwest, a Delaware corporation (the “Merger”), was consummated on October 29, 2008. The aggregate number of Delta Pilot Shares issuable pursuant to the TFA is expected to be between 29,366,166 and 29,501,333, the aggregate number of Northwest Pilot Shares is expected to be between 19,968,993 and 20,060,907 and the aggregate number of Pilot Shares is expected to be between 49,335,159 and 49,562,240. The Pilot Shares will be newly-issued Common Stock issued pursuant to the Delta 2007 Performance Compensation Plan, as described in Delta’s registration statement on Form S-4, declared effective by the Securities and Exchange Commission (“SEC”) on August 7, 2008, and the Form S-8 (as defined below).

The TFA included as Exhibit 99.1 hereto is incorporated herein by reference and any description of the TFA contained herein is qualified in its entirety by reference to Exhibit 99.1. The Original TFA included as Exhibit 99.2 hereto is incorporated herein by reference and any description of the Original TFA contained herein is qualified in its entirety by reference to Exhibit 99.2.

Item 4.	Purpose of the Transaction.

In connection with the Merger, the TFA provides that Athena Advisory Group, LLC, financial advisor to the Delta Pilot Group and the Northwest Pilot Group (the “Designee”), may cause Delta to issue any or all of the Pilot Shares on one or more dates at or after the date of the closing of the Merger, upon reasonable written notice to Delta. For any such issuance, the Designee will determine whether to distribute such Pilot Shares directly to the Eligible Pilots or to sell such Pilot Shares in a registered offering and distribute the cash proceeds from such offering to the Eligible Pilots directly or via one or more trusts or other entities not required to be registered under the Investment Company Act of 1940 (the “Initial Holder”), to be determined by the Delta MEC and the Northwest MEC, acting jointly, with the consent of Delta, not to be unreasonably withheld. If the Pilot Shares are sold through one or more registered offerings, the Pilot Shares will be issued and offered by Delta. The Pilot Shares or the cash proceeds from the sale thereof shall be distributed among the individual Eligible Pilots pursuant to allocation parameters set forth in the applicable collective bargaining agreement among Delta, ALPA, the Delta MEC and the Northwest MEC.

Pursuant to the TFA, Delta filed with the SEC a registration statement on Form S-8 on October 29, 2008 (the “Form S-8”), to register the issuance of the Pilot Shares (and the participants’ interests in the relevant plans) to permit the Pilot Shares to be distributed in kind to the Eligible Pilots and to be freely-transferable and has agreed to maintain the effectiveness of such registration statement for as long as necessary to permit such resales of such Pilot Shares by such holders.

In addition, at any time prior to, on or after the date of the closing of the Merger, the Designee may require Delta to file a shelf registration statement under the Securities Act of 1933 (the “Securities Act”) in respect of all or a portion of the Pilot Shares (a “Shelf Registration”) by delivering to Delta a written notice stating that such right is being exercised, specifying the number of Pilot Shares to be included in such shelf registration and describing the intended method of distribution thereof, which may include an underwritten offering. Upon receiving such a request, Delta has agreed to (i) use all reasonable efforts to file as promptly as reasonably practicable a shelf registration statement on Form S-3 (or any successor form) (the “Shelf Registration Statement”) to permit sale of the Pilot Shares for the benefit of the Eligible Pilots pursuant to one or more registered secondary offerings (which may include underwritten offerings) on or after the closing of the Merger (“Takedowns”), including, if eligible, filing such registration statement as an automatic shelf registration statement so that it is effective upon filing, (ii) after the filing of an initial version of the Shelf Registration Statement (other than an automatic Shelf Registration Statement), use all reasonable efforts to cause such registration statement to be declared effective under the Securities Act, and (iii) after the Shelf Registration Statement becomes effective, maintain its effectiveness under the Securities Act for not less than one year, subject to extension as provided in Exhibit A to the TFA. The Designee may request no more than three (3) Takedowns pursuant to the Shelf Registration Statement (subject to the provisions of Exhibit A to the TFA) and the parties agree to comply with the registration procedures provided on Exhibit A to the TFA for any such Takedowns. At the request of the Designee, Delta is expected to file the Shelf Registration Statement with the SEC on or about November 12, 2008.

Subject to market conditions and other factors deemed relevant by the Designee from time to time, it is the current intention of the Designee to arrange for the sale of any or all of the Pilot Shares at any time or from time to time after the Shelf Registration Statement becomes effective.

In connection with entering into the TFA, Northwest, the Northwest MEC and ALPA have entered into the Ancillary Transaction Framework Agreement, dated as of June 26, 2008, (the “Ancillary TFA”) that provides for certain additional covenants and agreements in connection with and in furtherance of the transactions contemplated by the Merger. The Ancillary TFA included as Exhibit 99.3 hereto is incorporated herein by reference and any description of the Ancillary TFA contained herein is qualified in its entirety by reference to Exhibit 99.3.

In connection with the entry into the Original TFA, Delta and ALPA entered into amendments to the then-existing collective bargaining agreement governing the Delta Pilot Group at that time. Delta, the Delta MEC and ALPA also entered into a letter agreement dated as of April 14, 2008 (“Pilot Nomination Letter”) pursuant to which the Delta MEC may designate a member of Delta’s board of directors (the “Board”). The Delta MEC nominated and Delta appointed Mr. Kenneth C. Rogers to the Board on April 14, 2008. The TFA provides that, from and after the date of the closing of the Merger until such time as the Delta MEC and the Northwest MEC have been replaced by a new MEC for the pilots employed by both Delta and Northwest Airlines (the “Merged Company MEC”), the Delta MEC and the Northwest MEC will jointly exercise the right to nominate a member of the Board pursuant to the Pilot Nomination Letter.

The Pilot Nomination Letter included as Exhibit 99.4 hereto is incorporated herein by reference and any description of the Pilot Nomination Letter contained herein is qualified in its entirety by reference to Exhibit 99.4.

Except as set forth in this statement or the exhibits hereto, ALPA currently has no plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, ALPA reserves the right to formulate such plans or proposals regarding the Issuer, and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by ALPA.

Item 5.	Interest in Securities of the Issuer.

The aggregate number of Delta Pilot Shares issuable pursuant to the TFA is expected to be between 29,366,166 and 29,501,333, the aggregate number of Northwest Pilot Shares is expected to be between 19,968,993 and 20,060,907 and the aggregate number of Pilot Shares is expected to be between 49,335,159 and 49,562,240 (representing approximately 6.8% of the outstanding Common Stock based on the information provided by Delta). Therefore, ALPA may be deemed to beneficially own between 49,335,159 and 49,562,240 shares of Common Stock (representing approximately 6.8% of the outstanding Common Stock based on information provided to ALPA by Delta).

Because the Designee has the right under the TFA to make determinations with respect to the timing of the issuance and disposition of the Pilot Shares to be issued pursuant to the TFA, ALPA may be deemed to share investment power with respect to all such shares with the Designee. However, ALPA specifically disclaims any “group” relationship (within the meaning of Section 13(d)(3) of the Exchange Act) with the Designee with respect to the shares of Common Stock reported herein and disclaims beneficial ownership of any other shares of Common Stock that may be owned directly or indirectly by the Designee or its affiliates from time to time.

With respect to the shares that are allocable to the individual pilots making up the Delta Pilot Group and the Northwest Pilot Group, ALPA may be deemed to share investment and voting power with such individual pilots in respect of those shares allocable to such pilots.

The approximately 12,550 individual pilots who are members of either the Delta Pilot Group or the Northwest Pilot Group may have beneficial ownership of shares of Common Stock they individually hold directly or through retirement accounts, and may have participated in transactions during the past 60 days in respect of such shares. ALPA disclaims beneficial ownership of any such shares, and such shares are not included in the aggregate number of shares that may be deemed to be beneficially owned by ALPA.

As a result of the plan of reorganization of Delta, confirmed in connection with Delta’s emergence from bankruptcy in April 2007, individual members of the Delta Pilot Group may receive, in the aggregate, up to approximately 86,270 shares of Common Stock (or the proceeds from the sale thereof), based on current estimates, in respect of bankruptcy claims pursuant to the plan. Similarly, as a result of the plan of reorganization of Northwest, confirmed in connection with Northwest’s emergence from bankruptcy in May 2007, individual members of the Northwest Pilot Group may receive, in the aggregate, up to approximately 159,303 shares of common stock of Northwest (or the proceeds from the sale thereof), based on current estimates, in respect of bankruptcy claims pursuant to the plan (which, after the closing of the Merger, represent the right to receive in lieu thereof approximately 199,128 shares of Common Stock based on the exchange ratio specified in the merger agreement with respect to the Merger). In each case, ALPA disclaims beneficial ownership of such shares, and any such shares are not included in the aggregate number of shares that may be deemed to be beneficially owned by ALPA.

Except as described in this Schedule 13D, ALPA (i) does not beneficially own any shares of the Issuer and (ii) has not engaged in any transactions in the shares of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 3, 4, and 5 and in Exhibits 99.1 to 99.4 attached hereto is incorporated herein by reference.

Item 7.       Material to be Filed as Exhibits.

EXHIBIT INDEX

Exhibit Number	Description

99.1*	Transaction Framework Agreement by and among Delta Air Lines, Inc., the Delta Master Executive Council and the Air Line Pilots Association, International, dated April 14, 2008
99.2**

Transaction Framework Agreement by and among Delta Air Lines, Inc., the Delta Master Executive Council, the Northwest Airlines Master Executive Council and the Air Line Pilots Association, International, dated June 27, 2008

99.3

Ancillary Transaction Framework Agreement by and among Northwest Airlines Corporation, the Northwest Airlines Master Executive Council and the Air Line Pilots Association, International, dated June 26, 2008

99.4***	Pilot Nomination Letter effective as of April 14, 2008

*Incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by the Issuer with the SEC on April 25, 2008.

**Incorporated by reference to Exhibit 10 to the Form 10-Q filed by the Issuer with the SEC on July 17, 2008.

***Incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by the Issuer with the SEC on April 25, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AIR LINE PILOTS ASSOCIATION, INTERNATIONAL

/s/ Jalmer D. Johnson
Name: Title:	Jalmer D. Johnson General Manager